Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: March 9, 2021

THE STAGWELL MARKETING GROUP REPORTS STRONG RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2020 IN THE FACE OF A GLOBAL PANDEMIC

Delivers Robust 67.5% Year-Over-Year Revenue Growth in Fourth Quarter

Organic Revenue Up 59.9% Year-Over-Year in Fourth Quarter on Strong Election Year

Full Year 2020 Adjusted EBITDA Up 44.8% Year-Over-Year

FOURTH QUARTER HIGHLIGHTS:

•	Revenue of $313.1 million as compared to $186.9 million in the prior year, an increase of 67.5%.

•	Organic revenue growth of $111.9 million, an increase of 59.9% over the prior year.

•	Net revenue of $199.2 million as compared to $157.0 million in the prior year, an increase of 26.9%.

•	Net Income was $32.7 million as compared to Net Income of $3.4 million in the prior year, an increase of $29.3 million, or 857.5%.

•	Adjusted EBITDA of $64.2 million as compared to $33.5 million in the prior year, an increase of 91.7%. Adjusted EBITDA Margin of 20.5%, as compared to 17.9% in the prior year.

•	Cash provided by operating activities of $44.9 million as compared to $28.0 million in the prior year, an increase of $16.9 million, or 60.5%.

FULL YEAR 2020 HIGHLIGHTS:

•	Revenue of $888.0 million as compared to $628.7 million in the prior year, an increase of 41.3%.

•	Organic revenue growth of $182.7 million, an increase of 29.1% over the prior year.

•	Net revenue of $633.2 million as compared to $562.8 million in the prior year, an increase of 12.5%.

•	Net Income of $71.5 million as compared to Net Income of $20.7 million in the prior year, an increase of $50.7 million, or 244.7%.

•	Adjusted EBITDA of $143.2 million as compared to $98.8 million in the prior year, an increase of 44.8%. Adjusted EBITDA Margin of 16.1%, as compared to 15.7% in the prior year.

•	Cash provided by operating activities of $138.1 million as compared to $64.8 million in the prior year, an increase of $73.2 million, or 112.9%.

Washington, DC, March 9, 2021 – Stagwell Media LP, which has entered into a definitive transaction agreement to combine its businesses with MDC Partners (Nasdaq: MDCA), announced financial results for its holding company Stagwell Marketing Group LLC (“Stagwell” or the “Company”) for the three and twelve months ended December 31, 2020.

Stagwell Partner Jay Leveton stated, “2020 was a year of significant growth for Stagwell despite a challenging environment brought on by the pandemic. Our position at the forefront of technology and digital marketing led to substantial increases in revenue and EBITDA. As the operating environment improves in 2021 and we accelerate to an even more digital world, we remain uniquely positioned as a disruptor that solves the challenges modern marketers face.”

“Strategic investments in growth lines of business as well as prudent cost management from our centralized operating structure led to strong revenue growth and cash flow in 2020. The pandemic significantly impacted some of our brands in the travel and entertainment verticals, however our diversified assets, paired with an established track recorded of growth and profitability, performed well in 2020,” remarked Stagwell Chief Financial Officer Ryan Greene.

Three Months Ended December 31, 2020 Results

Stagwell GAAP revenue grew $126.1 million, or 67.5%, to $313.1 million. This included organic revenue growth of $111.9 million, or 59.9%. Inorganic revenue was $13.8 million and we recorded a foreign exchange benefit of $0.5 million.

Stagwell GAAP revenue includes third-party direct costs, which are expenses incurred with third-party vendors when Stagwell acts as the principal when performing services for its clients.

Net revenue, after deducting third-party direct costs, was $199.2 million as compared to $157.0 million for the fourth quarter of 2019.

Net income was $32.7 million as compared to net income of $3.4 million in the prior year period, an increase of $29.3 million, or 857.5%. This was primarily due to an increase in net revenue of $42.2 million less increases to operating expense other than third-party direct costs of $18.4 million, which resulted in an increase to operating income of $23.8 million, or 158.7%. Additionally, the Company reported a decrease to its non-operating expenses totaling $5.4 million, which was largely due to reductions to provision for income taxes and interest expense, net of $4.0 million and $2.6 million, respectively.

Adjusted EBITDA was $64.2 million as compared to $33.5 million in the prior year period, an increase of 91.7%, primarily due to strong performance in Stagwell’s Communications, Public Affairs and Advocacy segment. In addition, Adjusted EBITDA margin was 20.5%, up from 17.9% in the prior year period.

Twelve Months Ended December 31, 2020 Results

Stagwell GAAP revenue grew $259.3 million, or 41.3%, to $888.0 million. This included organic revenue growth of $182.7 million, or 29.1%. Inorganic revenue was $76.1 million, and we recorded a foreign exchange gain of $0.6 million. Net revenue after deducting third-party direct costs was $633.2 million as compared to $562.8 million in 2019.

Net income was $71.5 million as compared to net income of $20.7 million in the prior year period, an increase of $50.7 million, or 244.7%. This was primarily due to an increase in net revenue of $70.4 million less increases to operating expense other than third-party direct costs of $27.3 million, which resulted in an increase to operating income of $43.0 million, or 105.8%. Additionally, non-operating expenses decreased $7.7 million, which was largely due to reductions to provision for income taxes and interest expense, net of $4.1 million and $2.4 million, respectively.

Adjusted EBITDA was $143.2 million as compared to $98.8 million in the prior year period, an increase of 44.8%, primarily driven by the strong performance in Stagwell’s Communications, Public Affairs and Advocacy segment. In addition, Adjusted EBITDA margin was 16.1%, up from 15.7% in the prior year period.

Live Webcast

Management will host a live webcast on Tuesday, March 9, 2021, at 8:30 a.m. (ET) to discuss its results. Registration for the webcast can be completed by visiting the following website: https://kvgo.com/openexc/the-stagwell-group-earnings-call-march-2021. A live audio webcast will be available online at www.stagwellgroup.com. During the live webcast, investors will be able to submit questions via chat for the live Q&A session.

A replay of the webcast will be available for on-demand listening shortly after the completion of the webcast, at the same web link.

About Stagwell Marketing Group

The Stagwell Marketing Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell’s high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media. Stagwell Media LP (“Stagwell Media), is a private equity fund that owns all interests in Stagwell Marketing Group LLC through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. Stagwell Media, Stagwell Marketing Group LLC and its businesses are managed by The Stagwell Group, a registered investment advisor. The address of Stagwell is 1808 Eye Street, Floor 6, Washington, D.C., 20006. As of the date hereof, Stagwell Media and its affiliates beneficially own 50,000 series 6 preference shares (representing 100% of the outstanding Series 6 preference shares) and 14,425,714 Class A shares (representing 19.8% of the outstanding Class A shares) of MDC.

CONTACT:

Beth Lester Sidhu

beth@stagwellgroup.com

202-423-4414

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements included in this presentation have been prepared by, and are the responsibility of, Stagwell management. The independent auditors of Stagwell, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained within, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the forward-looking statements. Statements in this presentation that are not historical facts, and statements about the Company’s beliefs and expectations, earnings (loss) guidance, recent business and economic trends, potential acquisitions, and estimates of amounts for redeemable noncontrolling interests and deferred acquisition consideration, constitute forward-looking statements. Words such as “estimates”, “expects”, “contemplates”, “will”, “anticipates”, “projects”, “plans”, “intends”, “believes”, “forecasts”, “may”, “should”, and variations of such words or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined below. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, if any.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such risk factors include, but are not limited to, the following:

●

risks associated with international, national and regional unfavorable economic conditions that could affect the Company or its clients, including as a result of the novel coronavirus pandemic (“COVID-19”);

●

the effects of the outbreak of COVID-19, including the measures to reduce its spread, and the impact on the economy and demand for our services, which may precipitate or exacerbate other risks and uncertainties;

●

developments involving the proposed transaction with MDC to enter into a business combination with the Stagwell Marketing Group, LLC (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction;

●	the Company’s ability to attract new clients and retain existing clients;
●	reduction in client spending and changes in client advertising, marketing and corporate communications requirements;
●	financial failure of the Company’s clients;
●	the Company’s ability to retain and attract key employees;
●	the Company’s ability to achieve the full amount of its stated cost saving initiatives;
●	the Company’s implementation of strategic initiatives;
●

the Company’s ability to remain in compliance with its debt agreements and the Company’s ability to finance its contingent payment obligations when due and payable, including but not limited to those relating to redeemable noncontrolling interests and deferred acquisition consideration;\

●	the successful completion and integration of acquisitions which complement and expand the Company’s business capabilities; and
●	foreign currency fluctuations.

Investors should carefully consider these risk factors, other risk factors described herein, and the additional risk factors outlined in more detail in MDC’s Form S-4, filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2021 and accessible on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Estimated Results

Stagwell plans to provide its audited financial results for the year ended December 31, 2020 in an amendment to MDC’s previously filed registration statement on Form S-4. Stagwell provided its financial results for the year to date period ended September 30, 2020 and September 30, 2019, along with the annual audited financial results for the year ended December 31, 2019 and 2018 in MDC’s previously filed registration statement on Form S-4. The quarterly results presented in these materials for the 2020 period are based on calculations or figures prepared internally, and have not been reviewed by Stagwell’s independent auditor. Therefore the results presented in this press release for the year and three months ended December 31, 2020, including the non-GAAP reconciliation tables are estimates only and are subject to revisions that could differ materially from our audited results. For more information regarding factors that could cause actual results to differ from those described above, please see “Cautionary Statement Regarding Forward-Looking Statements”.

Non-GAAP Financial Measures

Stagwell has included in this press release certain financial results that the Securities and Exchange Commission defines as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the Company's results. Such non-GAAP financial measures include the following:

Net Revenue: “Net Revenue” is GAAP Revenue less third-party direct costs, which includes certain costs where the Company act as the principal when providing services to its customers. Third-party direct costs include certain portions of digital media, content production and data acquisition costs and other direct expenses incurred when completing work for customers.

Inorganic Revenue: “Inorganic Revenue” consists of (i) for acquisitions during the current year, the revenue effect from such acquisitions as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods.

Organic Revenue: Organic revenue is calculated by subtracting both the foreign exchange and inorganic components from total revenue growth. “Organic revenue growth” and “organic revenue decline” refers to the positive or negative changes in revenue that were not attributable to the effects of foreign exchange or acquired run rate revenue from acquisitions, which is defined in the inorganic revenue definition above. The organic revenue growth (decline) component reflects the constant currency impact of (a) the change in revenue of the Company’s Brands that have been held throughout each of the comparable periods presented, and (b) inorganic revenue.

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial measure that represents net income adjusted for (a) interest expense, (b) provision for income taxes, (c) depreciation and amortization, (d) other income (expenses), (e) equity in earnings (losses) of unconsolidated affiliates, (f) deferred acquisition consideration adjustments, (g) and other items, net, which includes items such as acquisition-related expenses, other non-recurring items and other restructuring costs.

Included in the Company’s press release and supplemental management presentation are tables reconciling Stagwell’s GAAP results to arrive at certain of these non-GAAP financial measures.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC filed with the SEC a registration statement on Form S-4 (the “Form S-4”) that includes a proxy statement of MDC/prospectus (together with the Form S-4, the “Proxy Statement/Prospectus”). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. Once effective, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.

SCHEDULE 1

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months ended December 31,		Years Ended December 31,
(in thousands)	2020	2019	2020	2019
Net Revenue(1)	$199,179	$156,938	$633,231	$562,849
Third-party direct costs	113,883	29,989	254,801	65,817
Revenue	313,062	186,927	888,032	628,666

Operating expenses:
Cost of services sold	198,525	109,414	571,588	376,280
Office and general expenses	64,498	52,394	191,679	175,962
Depreciation and amortization	11,187	10,112	41,025	35,729
Total operating expenses	274,210	171,920	804,292	587,971

Operating income	38,852	15,007	83,740	40,695

Other expenses, net:
Interest expense, net	(1,558)	(4,184)	(6,223)	(8,659)
Other expense, net	(1,919)	(689)	(177)	(1,144)
Income before taxes and equity in earnings (losses) of unconsolidated affiliates	35,375	10,134	77,340	30,892
Provision for income taxes	(2,726)	(6,751)	(5,937)	(10,004)
Income before equity in earnings (losses) of unconsolidated affiliates	32,649	3,383	71,403	20,888
Equity in earnings (losses) of unconsolidated affiliates	51	32	58	(158)
Net income	32,700	3,415	71,461	20,730
Less: Net income (loss) attributable to noncontrolling interests	10,900	(137)	18,231	2,326
Less: Net (loss) income attributable to redeemable noncontrolling interests	(429)	224	(3,126)	1,263
Net income attributable to Stagwell Media LP	$22,229	$3,328	$56,356	$17,141

(1)	Net Revenue: GAAP Revenue adjusted to exclude certain third-party costs when we act as a principal for the services rendered in the client arrangement.

Note: Actuals may not foot due to rounding.

SCHEDULE 2

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED REVENUE RECONCILIATION

GAAP REVENUE	Three Months Ended		Year Ended
(in thousands, except percentages)	Revenue $	% Change	Revenue $	% Change

December 31, 2019	$186,927		$628,666
Organic revenue (1)	111,902	59.9%	182,664	29.1%
Inorganic revenue	13,755	7.4%	76,123	12.1%
Foreign exchange impact	478	0.3%	579	0.1%
Total change	126,135	67.5%	259,366	41.3%
December 31, 2020	$313,062		$888,032

NET REVENUE (2)	Three Months Ended		Year Ended
(in thousands, except percentages)	Revenue $	% Change	Revenue $	% Change

December 31, 2019	$156,938		$562,849
Organic revenue (1)	28,577	18.2%	3,282	0.6%
Inorganic revenue	13,186	8.4%	66,521	11.8%
Foreign exchange impact	478	0.3%	579	0.1%
Total change	42,241	26.9%	70,382	12.5%
December 31, 2020	$199,179		$633,231

(1)

“Organic revenue growth” and “organic revenue decline” refer to the positive or negative results, respectively, of subtracting both the foreign exchange and inorganic components from total revenue growth. The organic revenue growth (decline) component reflects the constant currency impact of (a) the change in revenue of the Company’s Brands that have been held throughout each of the comparable periods presented, and (b) “inorganic revenue”. The Company uses the term “existing brands” to mean businesses that were owned for the entirety of both years being compared, and the term acquired brands to refer to businesses that were acquired during the periods being compared. See "Non-GAAP Financial Measures" herein.

(2)	Net Revenue: GAAP Revenue adjusted to exclude certain third-party costs when we act as a principal for the services rendered in the client arrangement.

Note: Actuals may not foot due to rounding.

SCHEDULE 3

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	$92,457	$63,860
Accounts receivable, net	225,733	196,511
Expenditures billable to clients	11,063	21,137
Other current assets	36,433	23,242
Total current assets	365,686	304,750
Investments	14,256	18,899
Property and equipment, net	35,614	32,571
Goodwill	351,725	325,185
Intangible assets, net	186,035	196,567
Right-of-use assets – operating leases	57,752	71,723
Other assets	2,787	1,094
Total assets	$1,013,855	$950,789

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$147,826	$139,507
Accruals and other liabilities	89,562	68,513
Current maturities of long-term debt	994	994
Advanced billings	66,418	57,864
Current portion of operating lease liabilities	19,579	17,488
Current portion of deferred acquisition consideration	12,579	64,845
Total current liabilities	336,958	349,211
Long-term debt, net	198,024	158,460
Long-term portion of deferred acquisition consideration	5,268	-
Lease liabilities – operating leases	52,606	67,463
Deferred tax liabilities, net	16,050	21,408
Other liabilities	5,802	2,108
Total liabilities	614,708	598,650

Commitments and contingencies

Redeemable noncontrolling interest	604	3,602

Member’s equity	358,756	316,960
Noncontrolling interest	39,787	31,577
Total equity	398,543	348,537
Total liabilities, redeemable noncontrolling interest and equity	$1,013,855	$950,789

SCHEDULE 4

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED SUMMARY CASH FLOW DATA

	Years ended December 31,
(in thousands)	2020	2019
Net cash provided by operating activities	$138,080	$64,846
Net cash used in investing activities	(29,021)	(18,087)
Net cash used in financing activities	(80,141)	(35,019)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(321)	343
Net increase in cash, cash equivalents and restricted cash	28,597	12,083
Cash, cash equivalents and restricted cash at beginning of period	63,860	51,777
Cash, cash equivalents and restricted cash at end of period	$92,457	$63,860

Supplemental cash flow information:
Cash interest paid	$(9,287)	$(12,100)
Income taxes paid	(10,714)	(8,588)
Non-cash investing and financing activities:
Acquisitions of business	(23,720)	(69,233)
Acquisitions of noncontrolling interest	-	(15,560)
Net unrealized (loss) gain on available for sale investment	(5,156)	1,539
Non-cash contributions included in Member’s equity	93,880	71,240
Non-cash debt proceeds	-	18,000
Non-cash payment of deferred acquisition consideration	(64,345)	-

SCHEDULE 5

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

	Three Months Ended December 31,		Years Ended December 31,
(in thousands)	2020	2019	2020	2019
Net income	$32,700	$3,415	$71,461	$20,730
Income before equity in earnings (losses) of unconsolidated affiliates	(51)	(32)	(58)	158
Provision for income taxes	2,726	6,751	5,937	10,004
Other expense, net	1,919	689	177	1,144
Interest expense, net	1,558	4,184	6,223	8,659
Depreciation and amortization	11,187	10,112	41,025	35,729
Deferred acquisition consideration adjustments	3,253	6,405	4,497	15,652
Other items, net	10,883	1,948	13,906	6,767
Adjusted EBITDA	$64,175	$33,472	$143,168	$98,843

Note: Actuals may not foot due to rounding.

SCHEDULE 6

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF COMPONENTS OF NON-GAAP MEASURES

	2020
(in thousands)	Q1	Q2		Q3	Q4	YTD
INORGANIC GAAP REVENUE
GAAP Revenue	$184,543		$162,330	$228,097	$313,062		$888,032
Less: Organic GAAP revenue for the period	(154,822)		(140,923)	(216,959)	(299,785)		812,488
Foreign exchange impact	(847)		188	760	478		579
Inorganic GAAP Revenue	$28,874		$21,595	$11,898	$13,755		$76,123

INORGANIC NET REVENUE
GAAP revenue	$184,543		$162,330	$228,097	$313,062		$888,032
Third-party direct costs	(33,710)		(31,971)	(75,238)	(113,883)		(254,801)
Net revenue	150,833		130,359	152,859	199,179		633,231
Less: Organic Net revenue for the period	(125,733)		(112,795)	(142,289)	(186,472)		(567,289)
Foreign exchange (loss) benefit	(847)		188	760	478		579
Inorganic Net Revenue	$24,253		$17,752	$11,330	$13,186		$66,521

OTHER ITEMS, NET
Acquisition-related expenses	$657		$478	$461	$9,393		$10,988
Other non-recurring items	-		-	-	-		-
Other restructuring costs	470		865	94	1,489		2,918
Total other items, net	$1,127		$1,343	$555	$10,882	$	$ 13,906

CASH INTEREST, NET & OTHER
Cash interest paid	$1,871		$2,619	$2,798	$1,999	$	$ 9,287
Interest income	317		225	232	234		1,008
Total cash interest, net & other	$2,188		$2,844	$3,030	$2,233	$	$ 10,295

CAPITAL EXPENDITURES, NET
Capital expenditures	$2,663		$2,654	$3,660	$3,122	$	$ 12,099

MISCELLANEOUS OTHER DISCLOSURES
Net income attributable to noncontrolling interest	$1,138	$	$ 1,671	$4,522	$10,900	$	$ 18,231
Net loss attributable to redeemable noncontrolling interest	(692)		(1,097)	(908)	(429)		(3,126)
Cash taxes	2,105		(795)	2,308	7,096		10,714

Note: Actuals may not foot due to rounding.

SCHEDULE 7

STAGWELL MARKETING GROUP LLC AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF COMPONENTS OF NON-GAAP MEASURES

	2019
(in thousands)	Q1	Q2	Q3	Q4	YTD
INORGANIC GAAP REVENUE
GAAP Revenue	$130,215	$155,086	$156,437	$186,928	$628,666
Organic GAAP revenue for the period	(85,614)	(94,512)	(96,378)	(158,892)	(435,395)
Foreign exchange impact	1,312	(804)	(541)	802	769
Inorganic GAAP Revenue	$45,913	$59,770	$59,518	$28,838	$194,040

INORGANIC NET REVENUE
GAAP revenue	$130,215	$155,086	$156,437	$186,928	$628,666
Third-party direct costs	(8,119)	(12,026)	(15,683)	(29,989)	(65,817)
Net revenue	122,096	143,060	140,754	156,939	562,849
Organic Net Revenue for the period	(88,769)	(96,791)	(95,544)	(137,507)	(418,611)
Foreign exchange benefit (loss)	1,312	(804)	(541)	802	769
Inorganic Net Revenue	$34,639	$45,464	$44,669	$20,234	$145,007

OTHER ITEMS, NET
Acquisition-related expenses	$258	$4,252	$942	$1,001	$6,453
Other non-recurring items	(65)	(46)	(65)	(65)	(241)
Other restructuring costs	21	137	(615)	1,012	555
Total other items, net	$214	$4,343	$262	$1,948	$6,767

CASH INTEREST, NET & OTHER
Cash interest paid	$2,323	$2,887	$3,832	$3,058	$12,100
Interest income	495	338	274	377	1,484
Total cash interest, net & other	$2,818	$3,225	$4,106	$3,435	$13,584

CAPITAL EXPENDITURES, NET
Capital expenditures	$2,814	$2,585	$1,945	$5,128	$12,472

MISCELLANEOUS OTHER DISCLOSURES
Net income attributable to noncontrolling interest	$(23)	$569	$822	$958	$2,326
Net income (loss) attributable to redeemable noncontrolling interest	(132)	534	636	225	1,263
Cash taxes	551	2,222	2,026	3,789	8,588

Note: Actuals may not foot due to rounding.